NEWS RELEASE


                                            For:  Fairfield Communities, Inc.

                                    Approved By:  Robert W. Howeth
                                                  Chief Financial Officer
FOR IMMEDIATE RELEASE                             (501) 660-7119
- ---------------------
                                        Contact:  Michele Katz/Jeff Majtyka
                                                  Press:  Lisa Bradlow
                                                  Morgen-Walke Associates
                                                  (212) 850-5600



              FAIRFIELD COMMUNITIES, INC. COMPLETES SALE OF
         FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF CHARLOTTE

LITTLE ROCK, ARKANSAS, September 26, 1994 -- Fairfield Communities, Inc. (Nasdaq: FFCI) announced today that it has completed the sale of its First Federal Savings and Loan Association of Charlotte subsidiary to Security Capital Bancorp (Nasdaq: SCBC) for approximately $41 million.

     The sale, a definitive agreement for which was executed in April 1994, was approved by Fairfield shareholders at the company's annual meeting held September 20, 1994, and is expected to result in a one-time gain of approximately $5 million in the third quarter ending September 30, 1994. The divestiture of First Federal represents one of the final steps in Fairfield's efforts to focus its business on its core vacation ownership operations.

     John W. McConnell, Fairfield's President, commented, "The sale of First Federal allows us to more effectively deploy our capital in our higher-return vacation ownership business. Our efforts to concentrate on our core operations have been very successful, as evidenced by the 71% increase in vacation ownership revenues reported for the 1994 second quarter. Fairfield's existing properties are performing very well, and we are excited about the prospects of our second development in Branson, Missouri and our new project in Orlando, Florida."

     Pursuant to the terms of the definitive agreement, Fairfield has repurchased from First Federal lot and timeshare contracts receivable and related assets which First Federal previously acquired from Fairfield. At August 31, 1994, the contracts receivable had a net book value of approximately $39.8 million and a weighted average yield of 11.7%. Fairfield has also purchased certain real estate, classified loans, joint venture interests and other assets with a net book value at August 31, 1994, of approximately $16 million. Fairfield intends to either dispose of, or monetize, these assets. The company funded the purchase of selected assets and contracts receivable in part from the sale proceeds and in part from borrowings under a revolving credit agreement with The First National Bank of Boston.

     First Federal, with total assets of approximately $298.2 million as of August 31, 1994, operates seven banking offices in Charlotte, North Carolina and three offices in the communities of Biscoe, Rockingham and Troy.

     Fairfield Communities, Inc., incorporated in 1969, is one of the nation's largest vacation ownership companies. Fairfield and its subsidiaries operate 14 resort and home developments in ten states, providing a combination of vacation products, recreational facilities, homesites, primary and secondary residences to over 121,500 Fairfield property owners.